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SEC FILE NUMBER
8-28915

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reuters Global Routing Services US, LLC
(formerly known as Baer & Company, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
APR 27 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fernand B. Baer 212-861-8357
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name — *if individual, state last, first, middle name*)

535 Fifth Avenue, 25th Floor, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 26 2004
WASH. D.C. 187 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Fernand B. Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reuters Global Routing Services US, LLC, as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

GEN PRINCIPAL

Title

Notary Public

LINDA S. O'ROURKE
Notary Public, State of New York
No. 41-4619600
Qualified in Queens County
Commission Expires Feb. 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Sole Member of

Reuters Global Routing Services US, LLC
(formerly known as Baer & Company, LLC):

We have audited the accompanying statement of financial condition of Reuters Global Routing Services US, LLC (formerly known as Baer & Company, LLC) as of December 31, 2003, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Reuters Global Routing Services US, LLC (formerly known as Baer & Company, LLC) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Reuters Global Routing Services US, LLC (formerly known as Baer & Company, LLC) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 18, 2004

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)
Statement of Financial Condition
As of December 31, 2003

ASSETS	
Cash	$19,991
Prepaid expenses	1,243
TOTAL ASSETS	$21,234
LIABILITIES AND MEMBER'S CAPITAL	
Due to Member (Note 4)	$13,362
Member's capital	7,872
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$21,234

The accompanying notes are an integral part of these financial statements.

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)
Statement of Operations
For the Year Ended December 31, 2003

Revenues	$ -0-
Expenses:	
Occupancy	6,321
Professional fees	13,122
Operating expenses	3,132
Total Expenses	22,575
Net Loss	$(22,575)

The accompanying notes are an integral part of these financial statements.

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)
Statement of Changes in Member's Capital
For the Year Ended December 31, 2003

Balance - January 1, 2003	$ 6,328
Member's capital contributions	24,119
Net loss	(22,575)
Balance - December 31, 2003	$ 7,872

The accompanying notes are an integral part of these financial statements.

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net loss	$(22,575)
Adjustments needed to reconcile net loss to net cash used in operating activities:	
Increase in due to member	13,362
Increase in prepaid expenses	(1,243)
Net Cash Used in Operating Activities	(10,456)
Cash flows from financing activities:	
Member's capital contributions	24,119
Net Cash Provided by Financing Activities	24,119
Net increase in cash	13,663
Cash - January 1, 2003	6,328
Cash - December 31, 2003	$ 19,991

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)
Notes to Financial Statements
December 31, 2003

(1) Summary of Significant Accounting Policies

Principal Business Activity

Reuters Global Routing Services US, LLC, formerly known as Baer & Company, LLC, (the "Company"), is a New York limited liability company registered as a broker-dealer. The Company primarily invests for its own account and executes private placements of securities. The Company was purchased during the year directly from the original members by Reuters America Holdings Inc. (the "Member").

Basis of Accounting

Security transactions are recorded on the settlement date. Trading profits or losses and related expenses are reflected in income on a trade date basis. Securities owned are valued at market value with unrealized gains or losses reflected in results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.

(3) Allocation of Income and Losses

The net loss of the Company for the year is allocated to the members in accordance with their capital interest.

(4) Due to Member

Due to Member consists of expenses paid by the Member on behalf of the Company.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $6,629 which was $1,629 in excess of its required net capital. Its net capital ratio was 2 to 1.

SUPPLEMENTARY INFORMATION

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2003

Member's capital per statement of financial condition	$ 7,872
Nonallowable asset	(1,243)
Net capital	$ 6,629
Aggregate indebtedness	$ 13,362
Percentage of aggregate indebtedness to net capital	202%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 1,629

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2003 filed under the name Baer & Company, LLC.

The accompanying notes are an integral part of these financial statements.

REUTERS GLOBAL ROUTING SERVICES US, LLC
(FORMERLY KNOWN AS BAER & COMPANY, LLC)

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2003

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Internal Control Report Required by SEC Rule 17a-5

To the Sole Member of Reuters Global Routing Services US, LLC
(formerly known as Baer & Company, LLC):

In planning and performing our audit of the financial statements and supplemental schedules of Reuters Global Routing Services US, LLC (formerly known as Baer & Company, LLC) (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objective.

Our opinion recognizes that it is not practicable in a company the size of Reuters Global Routing Services US, LLC (formerly known as Baer & Company, LLC) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Raines & Fischer LLP

New York, New York
February 18, 2004